UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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10028495

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67954

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

NAVIDAR GROUP, LLC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SEC Mail
Mail Processing
Section
MAR 01 2010
Washington, DC
106

350 MADISON AVENUE, 8th FLOOR
(No. And Street)

NEW YORK, (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN DAY (212) 994-7483
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEPHEN DAY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NAVIDAR GROUP, LLC., as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING PARTNER

Title

JOSE A. VAZQUEZ
NOTARY PUBLIC STATE OF NEW YORK
NO. 01VA6093382
QUALIFIED IN BRONX COUNTY
COMMISSION EXPIRES 9/29/2011

1/15/2010

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NAVIDAR GROUP LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

John Fulvio, CPA
Susan E. Van Velson, CPA
Christian Tiriolo, CPA
Kenneth S. Werner, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Navidar Group LLC:

We have audited the accompanying statement of financial condition of Navidar Group LLC (the "Company"), as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Navidar Group LLC, as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Fulvio + Associates LLP

New York, New York
February 12, 2010

NAVIDAR GROUP LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$	25,018
Fixed assets (net of accumulated depreciation of $2,376)		21,379
Accounts receivable		15,005
Prepaid expenses		14,662
Other assets		2,431
TOTAL ASSETS		78,495

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	17,671
Total liabilities		17,671
Members' Equity		60,824
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	78,495

NAVIDAR GROUP LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2009

NOTE 1 ORGANIZATION AND BUSINESS

Navidar Group LLC (the "Company"), was incorporated on June 23, 2008, commenced operations on July 1, 2008. The Company became a broker-dealer on March 13, 2009 and November 18, 2009 in the states of New York and Indiana respectively and as such is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. (the "FINRA"). The Company provides merger and acquisitions advisory services and private placements of securities. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and claims exemption from SEC Rule 15c3-3, pursuant to paragraph (k)(2)(i).

On May 18, 2009, Navidar Group LLC agreed to be acquired by DDW Group LLC. This transaction was consummated on September 17, 2009, after FINRA approved the change of control on September 9, 2009. Simultaneously with the acquisition, DDW Group LLC merged its wholly owned subsidiary, DDW Capital LLC, into the surviving entity of Navidar Group LLC.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition

Revenues and expenses related to the Company's services are recorded on an accrual basis when earned and incurred, respectively.

Income taxes

No provision for federal and state income taxes has been made since the Company is not a taxable entity. Each member is individually liable for the taxes on the Company's income or loss. However, the Company is subject to New York City Unincorporated Business Tax and when applicable a provision will be included on the statement of operations.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures (formerly FASB Statement 157, Fair Value measurements) bears no material effect on the financial statements as presented.

NOTE 3 NET CAPITAL REQUIREMENT

As a broker-dealer registered with the SEC and FINRA, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 times net capital. At December 31, 2009, the Company had net capital of $7,347 and $2,347 in excess of the required net capital of $ 5,000.

NOTE 4 COMMITMENTS

On April 15, 2009, the Company executed an operating lease for office space in New York, New York. The agreement will automatically renew for 90 days unless and until either party notifies the other party of its intent to terminate the agreement. Such notification must be in writing and must be delivered at least thirty (30) days before the date that the terminating party wishes to end the agreement. The annual lease payments are $34,200.

In addition, on May 1, 2009, the Company executed an operating lease for office space in Carmel, Indiana on a monthly basis and until either party notifies the other party of its intent to terminate the agreement. Such notification must be in writing and must be delivered at least thirty (30) days before the date that the terminating party wishes to end the agreement. The annual lease payments are $3,600.

For the year ended December 31, 2009, the rent expense was $37,125.